DATAMIRROR CORPORATION

NOTICE OF
ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON
JUNE 10, 2004

AND

MANAGEMENT INFORMATION CIRCULAR

April 30, 2004

DATAMIRROR CORPORATION

Notice of Annual Meeting of Shareholders June 10, 2004

Notice is hereby given that the Annual Meeting of the shareholders of DataMirror Corporation (the "Corporation" ) will be held at The Holiday Inn Hotel & Suites, 7095 Woodbine Avenue, Markham, Ontario, Canada on Thursday, June 10, 2004 at 10:00 a.m. (EST) for the following purposes:

  to receive the Corporation's 2004 Annual Report ("Fiscal 2004 Annual Report" ) which contains the consolidated financial statements for the fiscal year ended January 31, 2004 ("Fiscal 2004 Financial Statements" ) and the auditors' report thereon, a copy of which is enclosed herewith;

  to elect directors;

  to re-appoint auditors for the ensuing year and to authorize the Board of Directors to fix their remuneration; and

  transacting such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this notice.

Shareholders are invited to attend the meeting. Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5K 4K9, fax number (416) 368-2502, or at the Corporation's registered office. Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by the Corporation or CIBC Mellon Trust Company not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the meeting.

DATED at Markham, Ontario the 30th day of April, 2004.
By Order of the Board
P. Kirk Dixon, Secretary

DATAMIRROR CORPORATION

Management Information Circular for the Annual Meeting of Shareholders June 10, 2004

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation by the management of DataMirror Corporation (the "Corporation" ) of proxies to be used at the Corporation's annual meeting of shareholders to be held on June 10, 2004 or at any adjournment thereof (the "Meeting" ). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of the Corporation or such other persons as may be designated by the Corporation for such purpose without special compensation, or by the Corporation's transfer agent, CIBC Mellon Trust Company, at nominal cost. The cost of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy or voting instruction form are directors or officers of the Corporation. A shareholder desiring to appoint some other person to attend and act on his or her behalf at the Meeting may do so by inserting the name of such person (who need not be a shareholder of the Corporation) in the blank space provided in the enclosed form of proxy or voting instruction form or by completing another proper form of proxy.

In the case of registered shareholders, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5K 4K9, fax number (416) 368-2502, or at the Corporation's registered office. In the case of non-registered shareholders who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or other intermediary. To be effective, a proxy must be received by the Corporation or CIBC Mellon Trust Company not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the Meeting.

A shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or by transmitting by telephone or electronic means, a revocation signed by electronic signature by the shareholder or his or her authorized attorney, to or at the registered office of the Corporation or the above office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting or adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

Voting of Proxies

On any ballot that may be called for, Common Shares represented by properly executed proxies will be voted for or against or withheld from voting in accordance with the instructions given therein, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no choice is specified in the proxy, the persons designated in the accompanying form of proxy will vote for the resolution and in favour of all other matters proposed by management at the Meeting and described in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

CURRENCY

All dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

VOTING SHARES AND RECORD DATE

As at April 30, 2004, 11,404,827 Common Shares of the Corporation were outstanding, each carrying the right to one vote per share. The Corporation does not have any outstanding restricted securities.

Any shareholder of record at the close of business on May 3, 2004 is entitled to vote the shares registered in his or her name at that date on each matter to be acted upon at the Meeting except to the extent that such shareholder has subsequently transferred any of such shares and the transferee of those shares establishes his or her ownership of such shares and demands, not later than 10 days before the meeting date specified in the accompanying Notice of Meeting, that his or her name be included in the list of shareholders prepared for the Meeting. In such case, the transferee is entitled to vote such shares at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation's transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the directors decide that disclosure is in the interest of the Corporation or its shareholders.

Principal Shareholders

To the knowledge of the directors and senior officers of the Corporation, the following are the only persons that, as at April 30, 2004, beneficially owned, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Corporation:

	Aggregate	Percentage of
	Number of	Outstanding
Name	Common Shares	Common Shares

Nigel W. Stokes	1,943,813	17.0%

AGF Funds Inc.	1,784,950	15.7%

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is seven. Under the by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected, unless such office is earlier vacated in accordance with the by-laws.

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In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote for the election as directors of the nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite his or her name. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares of the Corporation owned beneficially, or over which control or direction was exercised, by such person at the date of this Circular.

Nominee and Principal Occupation	Became Director	Common Shares

P. Kirk Dixon of Midhurst, Ontario, Canada	November 1997	472,340
Secretary and Executive Vice President, Business
Development of the Corporation

Donald L. Lenz(1)(3) of Toronto, Ontario, Canada	September 1999	15,433
Managing Director of Newport Partners Inc.

Bryan E. Plug(1)(2) of Saratoga, California, USA	October 1996	20,000
President and Chief Executive Officer of Kontiki, Inc.

Keith Powell(2)(3) of Mississauga, Ontario, Canada	May 2001	2,985
Principal, Keith Powell Consulting Inc.

Nigel W. Stokes(3)(4) of Toronto, Ontario, Canada	December 1995	1,943,813
Chairman, President and Chief Executive Officer
of the Corporation

E. Herman Wallenburg of Toronto, Ontario, Canada	November 1997	452,240
Chief Scientist of the Corporation

Donald Woodley(1)(2) of the Town of Mono, Ontario, Canada	May 2001	6,663
President of The Fifth Line Enterprise

Notes:
  Member of the Audit Committee.
  Member of the Compensation Committee.
  Member of the Corporate Governance Committee.
  Mr. Stokes resigned as a director of SmartSales Inc immediately prior to the appointment of a trustee in bankruptcy to manage its affairs on November 12, 2003.

The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Each of the proposed nominees has held the principal occupation shown below his name, or another executive office with the same or a related company, for the last five years except as follows:

P. Kirk Dixon co-founded the Corporation with Mr. Wallenburg in November 1993, and was Secretary and Treasurer of the Corporation until appointed as Executive Vice President, Implementation in December 1995. Mr. Dixon was appointed as Executive Vice President, Development and Support of the Corporation on March 16, 2000, Executive Vice President, Global Operations and Secretary of the Corporation on March 12, 2001, and to his current position as Executive Vice President, Business

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Development and Secretary of the Corporation on January 14, 2004. Mr. Dixon has been a director of the Corporation since November 1997.

Donald L. Lenz is a founding partner of Newport Partners Inc., an independent investment bank based in Toronto, Canada. Mr. Lenz also sits on several boards including those of Mad Catz Interactive Inc., Trizec Canada Inc., Cancer Care Ontario, Ontario Genomics Institute and The Laidlaw Foundation. He is also Vice Chairman of the Ontario Research and Development Challenge Fund and Chair of Cancer Care Ontario Central East Region. From 1986 to 1999, Mr. Lenz was a senior partner with the Investment Banking Division of RBC Dominion Securities Inc. Mr. Lenz has been a director of the Corporation since September 1999.

Bryan E. Plug was President of SAP Canada Inc., an integrated business applications software vendor, from 1991 until July 1997. Mr. Plug was the first President and Chief Executive Officer of Pandesic LLC (the Internet company from SAP and Intel) from July 1997 to May 1998. Mr. Plug was President, Chief Executive Officer and Chairman of the Board of SMART Technologies, Inc., a developer and supplier of customer-driven Enterprise Relationship Management software, from June 1998 to July 1999. Mr. Plug was Chief Executive Officer of Kintana, Inc. (formerly Chain Link Technologies, Inc.), a leading provider of e-Business applications management software based in Sunnyvale, California from January 2000 to August 2003. Mr. Plug led Kintana to its successful sale to Mercury Interactive which was completed on August 15, 2003. Mr. Plug currently is President and Chief Executive Officer of Kontiki, Inc., a provider of on demand business video solutions that improves the business processes and results of corporate communications, training and sales enablement, and customer support. Mr. Plug has been a director of the Corporation since October 1996.

Keith Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards including DMTI Spatial Inc., electroBusiness.com Inc., ClientLogic Corporation, Diversinet Corporation, Selkirk Financial Technologies Inc., Sumitomo Mitsui Banking Corporation of Canada and the Arthritis and Autoimmunity Research Center Foundation. From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice President, Information Services & Chief Information Officer from 1996 to 2000. Mr. Powell was appointed as a director of the Corporation in May 2001.

Nigel W. Stokes founded Nidak Associates Inc. ("Nidak" ), a client/server and database consulting firm, in 1986. Mr. Stokes was President of Nidak until the firm was sold to SHL Systemhouse Inc., a worldwide systems integration and computer consulting firm, in 1993 at which time Mr. Stokes became a Managing Director of that organization. Mr. Stokes joined the Corporation in October 1994 and became a director and Chairman and Chief Executive Officer of the Corporation in December 1995. Mr. Stokes assumed the role of President of the Corporation in August 1998.

E. Herman Wallenburg co-founded the Corporation with Mr. Dixon in November 1993, and was President of the Corporation until appointed as Executive Vice President, Research and Development in December 1995. Mr. Wallenburg was appointed to his current position as Chief Scientist of the Corporation on March 16, 2000. Mr. Wallenburg has been a director of the Corporation since November 1997.

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Donald Woodley is currently the President of The Fifth Line Enterprise, a consulting firm engaged in providing strategic advisory services to the Canadian information technology industry. From February 1997 to October 1999, Mr. Woodley was President of Oracle Corporation Canada Inc. From September 1987 to January 1997, Mr. Woodley was President of Compaq Canada Inc. Mr. Woodley was appointed as a director of the Corporation in May 2001. Mr. Woodley also sits on several boards including those of TELUS Corporation, Steam Whistle Brewing, and OnX Enterprise Solutions Inc. Mr. Woodley is the immediate past Chair of the Board of Governors of The Stratford Festival of Canada.

APPOINTMENT OF AUDITORS

At the Meeting, shareholders will be requested to re-appoint Ernst & Young LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders, and to authorize the Board of Directors to fix the auditors' remuneration. Ernst & Young LLP was first appointed as auditors of the Corporation at the Corporation's Annual Meeting of Shareholders held on May 21, 1997.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote for the re-appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are appointed and for the resolution authorizing the Board of Directors to fix the remuneration of the auditors.

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EXECUTIVE COMPENSATION

1. Summary Compensation Table

The following table sets forth information concerning the compensation earned during the fiscal years ended January 31, 2004 ("fiscal 2004" ), 2003 ("fiscal 2003" ) and 2002 ("fiscal 2002") by the Corporation's Chairman, President and Chief Executive Officer; Secretary and Executive Vice President, Business Development; Vice President, Finance and Chief Financial Officer; Senior Vice President, Sales, Americas and EMEA, and Vice President, EMEA; respectively (collectively, the "Named Executive Officers" ).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards

				Other Annual	Securities Under Options
Name and	Fiscal	Salary(1)	Bonus(2)	Compensation	Granted
Principal Position	Year	($)	($)	($)(9)	(# of Common Shares)

Nigel W. Stokes	2004	390,000	453,000	Nil	Nil
Chairman, President and Chief
Executive Officer	2003	375,000	150,000(3)	Nil	40,000

	2002	275,000	Nil	Nil	Nil
P. Kirk Dixon(4)	2004	249,600	188,750	Nil	Nil
Secretary and Executive Vice
President, Business Development	2003	240,000	50,000(10)	Nil	10,000

	2002	200,000	Nil	Nil	Nil
Peter Cauley(5)	2004	176,800	95,000	Nil	25,000
Vice President, Finance and Chief
Financial Officer	2003	170,000	22,700	Nil	10,000

	2002	150,000	10,375	Nil	10,000
Stewart A. Ritchie (6)	2004	359,593	Nil	Nil	15,000
Senior Vice President, Sales,
Americas and EMEA	2003	338,825	Nil	Nil	30,000

	2002	286,592	8,000	Nil	30,000
Donald G. Symonds(7)(8)	2004	156,000	25,000	110,696	20,000
Vice President, EMEA
	2003	150,000	2,000	87,477	5,000

	2002	153,260	11,180	176,417	1,500

Notes:

  Salary payments are reported on the basis of the fiscal year in which the salary was earned and paid.

  Bonus payments are reported on the basis of the fiscal year in which the bonus, if any, was paid. Bonuses paid in a fiscal year include bonuses that were only determinable by the compensation committee after the end of the previous fiscal year as those bonuses were based on previous fiscal year performance. Bonuses paid in a fiscal year may also include a quarterly performance bonus which is paid in the quarter immediately after the preceding quarter. Bonus payments earned in respect of the fiscal years 2004, 2003, and 2002 were respectively for Mr. Stokes: $261,300, $453,000, and $150,000 (which includes the bonus earned in respect of fiscal 2002 and paid in fiscal 2003 as further detailed in note 3); Mr. Dixon: $108,875, $188,750, and $50,000 (which includes the bonus earned in respect of fiscal 2002 and paid in fiscal 2003 as further detailed in note 10); Mr. Cauley: $80,120, $97,250, and $16,325; Mr. Ritchie: nil, nil, and nil; and Mr. Symonds: $15,000, $25,000, and $2,000.

  Mr. Stokes' bonus consisted of a retroactive salary and bonus adjustment payment of $150,000 covering the period from September 30, 2000 to January 31, 2002 during which Mr. Stokes had continued his employment with the Corporation under the terms of a previous employment agreement that had expired on September 30, 2000. The bonus was paid on March 28, 2002.

  Mr. Dixon was appointed as Secretary and Executive Vice President, Business Development of the Corporation on January 14, 2004. In fiscals 2003 and 2002, Mr. Dixon held the positions of Secretary and Executive Vice President, Global Operations of the Corporation.

  Mr. Cauley was appointed Vice President, Finance and Chief Financial Officer in March of 2001. Prior to that he served as Corporate Controller.
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  Mr. Ritchie was appointed as Vice President, Sales, Americas in March 2000. Mr. Ritchie was appointed as Senior Vice President, Sales, Americas and EMEA in November, 2003. Most of Mr. Ritchie's sales commissions were paid in the fiscal year earned, except for that portion of his sales commission determined based on performance in the last month of each fiscal year, such commission being paid in the immediately following fiscal year. Mr. Ritchie's reported compensation under the heading "Salary" includes sales commissions of $182,792.47, $176,433.39, and $136,592.00 that were paid in fiscal 2004, 2003, and 2002 respectively. $177,555, $186,383, and $143,070 of sales commissions were earned by Mr. Ritchie in respect of fiscal 2004, 2003, and 2002 respectively.

  Mr. Symonds was appointed as Vice President, EMEA of the Corporation in September 1999. Prior to that time, Mr. Symonds was Director, Channel Operations (EMEA).

  Part of Mr. Symonds' compensation was paid by subsidiaries of the Corporation in foreign currencies. With respect to amounts paid in UK pounds sterling, the Canadian dollar amounts for fiscal 2004, fiscal 2003 and fiscal 2002 were converted from UK pounds sterling at the rate of 1:2.2883 (£ 1.00 equals Cdn. $2.2883), 1:2.3582 (£ 1.00 equals Cdn. $2.3582), and 1:2.2360 (£ 1.00 equals Cdn. $2.2360), respectively. With respect to amounts paid in German DEM, the Canadian dollar amounts for fiscal 2002 were converted from German DEM at the rate of 1:0.7079 (DEM1.00 equals Cdn. $0.7079). With respect to amounts paid in Euros, the Canadian dollar amount for fiscals 2004 and 2003 were converted from Euros at the rate of 1: 1.5826 (1 Euro equals Cdn. $1.5826) and 1:1.4832 (1 Euro equals Cdn. $1.4832), respectively.

  Other annual compensation of Messrs. Stokes, Dixon, Cauley and Ritchie is no greater than $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer. Other annual compensation for Mr. Symonds consists of the amounts set out below. The amount paid to Mr. Symonds in respect of additional salary in compensation for the effect of UK taxes in fiscal 2002 includes the effect of a reassessment by revenue authorities in the UK relating to accommodation costs in previous years.

Fiscal 2004:	reimbursement of automobile expenses	$ 14,566
	reimbursement of rental costs for accommodation	96,130
	Total:	$110,696

Fiscal 2003:	reimbursement of rental costs for accommodation	$ 87,477
	Total:	$ 87,477

Fiscal 2002:	reimbursement of automobile expenses	$ 14,421
	reimbursement of rental costs for accommodation	78,146
	additional salary amount in compensation for effect of UK taxes	83,850
	Total:	$176,417

  Mr. Dixon's bonus consisted of a retroactive bonus payment of $50,000 covering the period from May 8, 2001 to January 31, 2002 during which Mr. Dixon had continued his employment with the Corporation under the terms of a previous employment agreement that had expired on May 8, 2001. The bonus was paid on May 15, 2002.

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2. Stock Options

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the number of options granted during fiscal 2004 to the Named Executive Officers and other applicable information.

		% of Total		Market Value of Common
	Securities Under	Options Granted	Exercise Price	Shares on Date of Grant(1)
Name and	Options Granted	to Employees in
Principal Position	(# Common Shares)	Fiscal year	($/Common Share)	($/Common Share)	Expiration Date

Nigel W. Stokes
Chairman, President and	Nil	Nil	Not applicable	Not applicable	Not applicable
Chief Executive Officer
P. Kirk Dixon
Secretary and Executive	Nil	Nil	Not applicable	Not applicable	Not applicable
Vice President, Business
Development
Peter Cauley,
Vice President, Finance and	7,500(2)	1.74	11.93	11.93	June 30, 2007
Chief Financial Officer

	2,500(3)	0.58	10.65	10.65	June 30, 2007

	15,000(4)	3.49	15.89	15.89	January 10, 2008

Stewart A. Ritchie
Senior Vice President,	15,000(4)	3.49	15.89	15.89	January 10, 2008
Sales, Americas and EMEA
Donald G. Symonds
Vice President, EMEA	7,500(2)	1.74	11.93	11.93	June 30, 2007

	2,500(3)	0.58	10.65	10.65	June 30, 2007

	10,000(4)	2.33	15.89	15.89	January 10, 2008

Notes:

  The market value of the Common Shares on the date of the grant is determined by taking the average of the closing price of the Common Shares on the Toronto Stock Exchange for the 5 immediately preceding trading days.

  These options were granted under the terms of the Corporation's Executive Stock Compensation Plan on March 11, 2003 and vest in four equal instalments over a period of 4 years commencing on June 30, 2003.

  These options were granted under the terms of the Corporation's Executive Stock Compensation Plan on June 16, 2003 and vest in four equal instalments over a period of 4 years commencing on June 30, 2003.

  These options were granted under the terms of the Corporation's Executive Stock Compensation Plan on December 9, 2003 and vest in four equal instalments over a period of 4 years commencing on January 10, 2004.

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Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option Values

The following table sets out the number of options exercised during fiscal 2004 and the number of exercisable/unexercisable options held as at January 31, 2004 by the Named Executive Officers.

	Securities	Aggregate
	Acquired on	Value	Number of Unexercised Options at		Value of Unexercised in-the-Money
Name and	Exercise	Realized	January 31, 2004		Options at January 31, 2004(1)
Principal Position	(#)	($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
			(#)	(#)	($)	($)
Nigel W. Stokes
Chairman, President and	Nil	Nil	120,000	20,000	457,000.00	109,000.00
Chief Executive Officer
P. Kirk Dixon
Secretary and Executive	Nil	Nil	55,000	5,000	201,250.00	27,250.00
Vice President, Business
Development
Peter Cauley
Vice President, Finance	9,000	83,700	37,750	51,750	52,325.00	115,050.00
and Chief Financial Officer
Stewart A. Ritchie
Senior Vice President,	14,000	106,820	45,500	48,500	156,125.00	191,875.00
Sales, Americas and
EMEA
Donald G. Symonds
Vice President, EMEA	Nil	Nil	10,125	17,875	51,308.75	66,361.25

Note:

  Based on the closing trading price of the Common Shares on the Toronto Stock Exchange on January 30, 2004 of $16.99.

3. Employment Agreements

The Corporation entered into an employment agreement of indefinite duration with Mr. Nigel Stokes, Chairman, President and Chief Executive Officer dated as of March 25, 2002. This employment agreement provided for an annual salary of $375,000 effective February 1, 2002 and also provided for a retroactive salary and bonus adjustment payment of $150,000 covering the period from September 30, 2000 to January 31, 2002 during which Mr. Stokes had continued his employment with the Corporation under the terms of a previous employment agreement that had expired on September 30, 2000. The Compensation Committee approved an increase in annual base salary to $390,000 for fiscal 2004 and to $400,000 for fiscal 2005. Mr. Stokes' agreement also provides that he may receive an annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Corporation in respect of each fiscal period. The Compensation Committee approved an increase in the amount of annual performance bonus that Mr. Stokes may receive to $325,000 for fiscal 2005. In addition, Mr. Stokes is eligible to receive an additional annual performance bonus of up to $300,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of over-achievement of the financial performance of the Corporation in respect of each fiscal period. Mr. Stokes is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan. The employment agreement also provides that in the event of termination of the executive's employment, he will not compete with the Corporation for a period of eighteen months following that date. The employment agreement provides that the Corporation may terminate Mr. Stokes' employment without cause by making a lump sum payment of an amount equal to two times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

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The Corporation has entered into an employment agreement of indefinite duration with Mr. Kirk Dixon, Executive Vice President, Business Development (then Executive Vice President, Development and Global Operations) dated April 23, 2002. This employment agreement provided for an annual salary of $240,000 effective February 1, 2002 and also provided for a retroactive bonus payment of $50,000 covering the period from May 8, 2001 to January 31, 2002 during which Mr. Dixon had continued his employment with the Corporation under the terms of a previous employment agreement that had expired on May 8, 2001. The Corporation approved an increase in annual base salary to $249,600 for fiscal 2004 and to $250,000 for fiscal 2005. Mr. Dixon's agreement also provides that he may receive an annual performance bonus of up to $125,000, the amount to be determined by the Board of Directors on the recommendation of the Compensation Committee based upon consideration of the financial performance of the Corporation in respect of each fiscal period. The Corporation set the amount of annual performance bonus that Mr. Dixon may receive to $80,000 for fiscal 2005. Mr. Dixon is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan. The agreement also provides that in the event of termination of the executive's employment, he will not compete with the Corporation for a period of eighteen months following that date. The employment agreement provides that the Corporation may terminate Mr. Dixon's employment without cause by making a lump sum payment of an amount equal to one times his annual salary thereunder. The employment agreement automatically renews each year and is subject to annual compensation review.

The Corporation has an employment arrangement of indefinite duration with Mr. Peter Cauley, Vice President, Finance and Chief Financial Officer. Mr. Cauley's current annual salary is $180,000. His fiscal 2004 salary was $176,800. Mr. Cauley's annual salary was $170,000 for fiscal 2003 and $150,000 for fiscal 2002. Mr. Cauley is eligible to receive performance bonuses at the discretion of senior management. Mr. Cauley is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan.

The Corporation has an employment arrangement of indefinite duration with Mr. Stewart Ritchie, Senior Vice President, Sales, Americas and EMEA. Mr. Ritchie's current annual salary is $180,000. His fiscal 2004 salary was $176,800. Mr. Ritchie's annual salary was $162,391 for fiscal 2003 and $150,000 for fiscal 2002. Mr Ritchie is eligible to receive performance bonuses at the discretion of senior management. Mr. Ritchie is also entitled to commission payments in respect of North American sales. Mr. Ritchie is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan.

The Corporation has an employment arrangement of indefinite duration with Mr. Donald Symonds, Vice President, EMEA, which provided for annual salary of $150,000, as well as eligibility for performance bonuses at the discretion of senior management. Mr. Symond's current annual salary is $170,000. His fiscal 2004 salary was $156,000 and his fiscal 2003 salary was $150,000. Up to July 31, 2001, Mr. Symonds was based out of the Corporation's UK offices in Surrey, England. From August 1, 2001 to January 31, 2004, Mr. Symonds operated out of the Corporation's offices in Germany and France. Mr. Symonds was entitled to additional compensation to compensate him for the effects of European taxes, so that his after-tax compensation was approximately equivalent to what it would be if he were resident in Canada. In addition, Mr. Symonds was reimbursed for certain automobile expenses and rental costs for his accommodation. From February 1, 2004, Mr. Symonds operates out of the Corporation's offices in Markham, Canada. Mr. Symonds is also eligible to participate in the Corporation's group benefit plans and Executive Stock Compensation Plan.

4. Composition of the Compensation Committee

The Compensation Committee is currently composed of three unrelated (i.e. non-management) directors: Mr. Keith Powell, Mr. Donald Woodley and Mr. Bryan Plug.

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5. Report on Executive Compensation

At a meeting on March 3, 2003, the board of directors adopted a charter for the Compensation Committee ("Compensation Committee Charter"). A copy of the charter is attached as Exhibit A to the Fiscal 2003 Information Circular.

The Corporation's executive compensation program is intended to provide an appropriate overall compensation package that permits the Corporation to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Corporation. The Corporation's compensation policies are intended to motivate individuals to achieve and to award compensation based on corporate and individual results. Compensation for the Named Executive Officers was intended to reflect a fair evaluation of overall performance and was intended to be competitive in aggregate with levels of compensation of comparable corporations.

The main components of the Corporation's executive compensation program include a cash base salary, a cash bonus and long term option grants under the Executive Stock Compensation Plan. The Corporation also has a Share Purchase Plan.

The primary component of the annual compensation of the Corporation's CEO, Mr. Nigel Stokes, is cash base salary and cash bonus. Mr. Stokes' current base salary is $400,000. Mr. Stokes' cash bonus has two components. The first component consists of up to $325,000 (for fiscal 2005) that is tied directly to specific performance targets for the Corporation set each year by the board of directors. For fiscal 2004 the first component amount was $300,000. These targets may include common financial measures of performance such as revenue, earnings, cash-flow and similar measures. Mr. Stokes was paid $260,400 of the $300,000 in respect of fiscal 2004 during fiscal 2005. The second component consists of up to $300,000 that may be awarded at the sole discretion of the board of directors for over-achievement of the financial targets set each year by the board of directors. No over-achievement bonus was paid to Mr. Stokes in respect of fiscal 2004. Long term stock options are a secondary and less significant component of Mr. Stokes' compensation. As an initial investor and significant shareholder of the Corporation, Mr. Stokes' interests are closely aligned with those of other shareholders. Nevertheless, the Compensation Committee believes that Mr. Stokes should be entitled to participate in the Corporation's annual grant of options to key performers on the same basis as other employees.

The primary component of the annual compensation of the Corporation's Executive Vice President, Mr. Kirk Dixon, is cash base salary and cash bonus. Mr. Dixon's current base salary is $250,000. Mr. Dixon's cash bonus consists of up to $80,000 (for fiscal 2005) that is tied directly to specific financial targets for the Corporation set each year by the board of directors. This amount was $125,000 for fiscal 2004. Mr. Dixon's bonus is designed to result in him receiving the full amount if the Corporation achieves its financial targets for the year. Mr. Dixon was paid $108,500 of the $125,000 in respect of fiscal 2004 during fiscal 2005. Long term stock options are a secondary and less significant component of Mr. Dixon's compensation. As an initial investor and significant shareholder of the Corporation, Mr. Dixon's interests are closely aligned with those of other shareholders. Nevertheless, the Compensation Committee believes that Mr. Dixon should be entitled to participate in the Corporation's annual grant of options to key performers on the same basis as other employees.

The primary component of the annual compensation of the other Named Executive Officers is cash base salary and cash bonus. The cash base salary of the Senior Vice President, Sales, Americas and EMEA includes sales commissions which are directly tied to the revenue achieved in his territories. The cash bonus of the other Named Executive Officers is a less significant component of their total cash compensation. The cash bonus is determined by the CEO based on the recommendations of the human resources department of the Corporation and takes into account a number of factors related to the role the individual plays within the Corporation and may include the overall performance of the Corporation, specific measures related to the

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role of the individual and a discretionary assessment of individual performance. A substantial portion of the cash bonus of the CFO is tied directly to the specific financial targets for the Corporation set each year by the board of directors. A smaller portion of the cash bonus of the CFO is tied to account collections and is paid based on quarterly collections results. Long term stock options are intended to be a significant component of compensation for the other Named Executive Officers. Long term stock options are awarded to senior officers based on their level within the organization and their responsibilities when they are hired, promoted or assume new responsibilities. Annual performance grants are also made to senior officers. The amount of the annual performance grants is determined by the CEO based on the recommendations of the human resources department of the Corporation and takes into account a number of factors related to the role the individual plays within the Corporation and may include the overall performance of the Corporation, specific measures related to the role of the individual and a subjective assessment of individual performance. The amount and terms of outstanding options held by an officer are not taken into account in determining whether and how many new option grants should by made to that specific officer. As a matter of policy, the Compensation Committee considers the number of remaining options available under the Executive Stock Compensation Plan when determining the total number of options to grant to officers for performance each year.

Long term options granted under the Executive Stock Compensation Plan generally vest in four equal instalments over a four year period with the first instalment vesting during the first year after the date of the grant. The exercise price is based on the market value on the date of the grant determined by taking the average of the closing price of the Common Shares on the Toronto Stock Exchange for the five immediately preceding trading days. Other relevant provisions of the Executive Stock Compensation Plan are described in the section of the Management Information Circular for fiscal 2003 ("Fiscal 2003 Information Circular") which dealt with amendments to the Plan. The Compensation Committee believes that the use of long term options aligns the interests of senior officers with those of shareholders and provides an important incentive for them to increase the market value of the Common Shares of the Corporation over the long term. The Compensation Committee also believes that granting long term options is an important factor in attracting, maintaining and retaining talented senior officers.

The Compensation Committee evaluated the compensation of the CEO against the compensation of CEOs of comparable companies in February 2002. The comparable companies chosen consisted of publicly traded US and Canadian software companies. The Compensation Committee took into account the annual revenue of these companies relative to the annual revenue of DataMirror in making its comparison. Mr. Stokes' cash compensation was set to be comparable to, but at the lower end of the range of, cash compensation paid to the chief executive officers of these comparable Canadian companies. Due to the limited number of comparable Canadian companies and the fact that the Corporation competes on an international level with a number of companies in the market for integration and resiliency software, the Compensation Committee also compared the CEO's compensation to the compensation of chief executive officers of publicly traded US companies that compete with the Corporation in the market for integration and resiliency software. These companies were chosen because they are the companies that the Corporation and analysts who follow the Corporation use as comparables for the purposes of financial and market analysis. The Compensation Committee considered the compensation of the CEOs of these US companies, taking into account the annual revenue of these companies relative to the annual revenue of DataMirror. As the committee did not feel it was appropriate to apply US compensation standards to a Canadian company, these comparisons were given limited weight in setting Mr. Stokes' compensation. The Compensation Committee determined that Mr. Stokes' base salary and total cash compensation are at the lower end of the range of cash compensation paid to the chief executive officers of these comparable US companies. Changes to Mr. Stokes' compensation since 2002 are based on market trends.

The human resources department of the Corporation uses a number of sources including the Compensation and Benefits Survey of the Information Technology Association of Canada to determine a fair salary range and options package for all positions including executive positions within the Corporation. The

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compensation of newly hired executives is set within the fair range by negotiation, taking into account the skills and experience of the individual, past compensation history and the needs of the Corporation. All employees except the CEO and Executive Vice President go through the Corporation's standard performance review process on a regular basis. The review process includes a determination of whether the employee is entitled to a salary increase based on individual performance, market trends, corporate performance, the employee's current salary as compared to the fair salary range for their position, and other relevant factors.

Presented by the Compensation Committee of the Board of Directors

Mr. Keith Powell
Mr. Donald Woodley
Mr. Bryan E. Plug

6. Performance Graph

The Corporation's Common Shares became listed and traded on the Toronto Stock Exchange on December 16, 1996, and the NASDAQ National Market on January 18, 2001. The following graph compares the percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (formerly The Toronto Stock Exchange 300 Index) (the "TSE 300") (total index return, including dividends reinvested) at the end of each of the fiscal periods ending January 31, 1999 to January 31, 2004. The graph illustrates the cumulative return on a $100 investment in Common Shares made on January 31, 1999 as compared with the cumulative return on a $100 investment in the TSE 300 on January 29, 1999, calculated using the closing prices on January 31, 1999, January 31, 2000, January 31, 2001, January 31, 2002, January 31, 2003, and January 30, 2004 respectively. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

Total Shareholder Return
January 31, 1999 through January 31, 2004

	As of January 31,
	1999	2000	2001	2002	2003	2004
DataMirror	100.00	108.86	130.80	101.27	101.27	143.38
Corporation

TSE 300	100.00	127.95	142.28	118.62	103.76	137.17

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7. Interests of Insiders in Material Transactions

The Corporation did not enter into any material transactions with insiders of the Corporation during fiscal 2004.

8. Compensation of Directors

During the fiscal year ending on January 31, 2004, directors of the Corporation who were not salaried employees of the Corporation were entitled to be paid a fee of $2,500 for each quarterly meeting of the Board of Directors attended. Directors are also eligible to participate in the Corporation's Executive Stock Compensation Plan and Share Purchase Plan.

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9. Securities Authorized for Issuance Under Equity Compensation Plans

NUMBER OF SECURITIES
	NUMBER OF SECURITIES		REMAINING AVAILABLE
	TO BE ISSUED UPON	WEIGHTED-AVERAGE	FOR FUTURE ISSUANCE
	EXERCISE OF	EXERCISE PRICE OF	UNDER EQUITY
PLAN CATEGORY(1)	OUTSTANDING OPTIONS(2)	OUTSTANDING OPTIONS(2)	COMPENSATION PLANS(2)

Equity compensation plans
approved by securityholders	1,231,234	$12.71	836,766

Equity compensation plans
not approved by	Nil	Not Applicable	Not Applicable
securityholders

Total	1,231,234	$12.71	836,766

Notes:

  Descriptions of the stock-based compensation plans including the Executive Stock Option Plan and the Employee Stock Option Plan are set out in Note 12 to the Fiscal 2004 Financial Statements.

  As at January 31, 2004. This number does not include the up to 250,000 common shares reserved for issuance under the Company's Share Purchase Plan.

10. Indebtedness of Directors, Executive Officers and Senior Officers

The Corporation's directors, executive officers and senior officers are eligible to participate in the Corporation's Share Purchase Plan. The purpose of the Share Purchase Plan is to provide long-term incentives to attract, motivate and retain key employees, officers, directors and consultants providing services to the Corporation. Shares issued under the Share Purchase Plan are issued for market consideration determined by taking the average of the closing price of the Shares on the Toronto Stock Exchange for the five immediately preceding trading days prior to the date of issuance. The Share Purchase Plan provides that the Corporation may loan money to participants to purchase Common Shares of the Corporation. The Corporation has not loaned money to participants since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. There was no indebtedness in favour of the Corporation in respect of the Share Purchase Plan as at April 30, 2004 and all amounts previously outstanding under the Share Purchase Plan during fiscal 2003 were fully repaid to the Corporation.

No officer or director or former officer or director or any associate of any such persons had any indebtedness to the Corporation or any of its subsidiaries as at April 30, 2004.

11. Directors' and Officers' Liability Insurance

The Corporation maintains liability insurance for its directors and officers acting in their respective capacities. During fiscal 2004 the Corporation maintained directors and officers insurance coverage in an aggregate amount of US $20 million, subject to a US $100,000 loss payable by the Corporation. The annual premium for this coverage is US $217,528 including applicable taxes.

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12. Statement of Corporate Governance Practices

The Toronto Stock Exchange requires that each listed company disclose on an annual basis its approach to corporate governance, with reference to corporate governance disclosure guidelines published by the TSX (the "TSX Guidelines"). The Corporation's Board of Directors adopted a formal statement of corporate governance principles (the "Corporate Governance Principles"), a formal charter for the Corporate Governance Committee (the "Governance Committee Charter"), a formal charter for the Compensation Committee (the "Compensation Committee Charter"), and adopted a new charter for the Audit Committee (the "Audit Committee Charter") at its meeting on March 3, 2003, all of which are contained in the Exhibits to the Fiscal 2003 Information Circular and are incorporated by reference herein.

The Corporation's disclosure of its system of corporate governance relative to each of the TSX Guidelines is set out in the following chart.

1.	Stewardship	The Board of Directors explicitly accepts responsibility for the stewardship of the Corporation and the specific matters set out in the Corporate Governance
Principles.

2.	Board	The Board of Directors is constituted with a majority of individuals who qualify
	Composition	as unrelated directors.

3.	Unrelated	The Board of Directors has determined that Mr. Donald Lenz, Mr. Bryan Plug,
	Analysis	Mr. Keith Powell and Mr. Donald Woodley are "unrelated directors" as such term is defined by the TSX Guidelines and are independent under applicable laws, rules and listing standards. The analysis of the Board of Directors in reaching this conclusion is based on an examination of all the relevant facts related to each director including the following. None of these directors (or their family members or principal employers) receive any fees or benefits from the
Corporation or management other than those disclosed in this Management
Information Circular as a result of being a director. None of these directors have any relationship (business or personal) with the Corporation or any member of management that could reasonably be perceived to materially interfere with their ability to act in the best interests of the Corporation.

4.	Nominating	The responsibility for proposing to the full Board new nominees and for
	Committee	assessing the directors on an ongoing basis rests with the Corporate Governance
Committee. The Corporate Governance Committee is currently constituted with a majority of "unrelated directors" , but it does include Mr. Nigel Stokes, the
President and CEO of the Corporation.

5.	Assessing	The criteria and procedures for assessing Board effectiveness are set out in the
	Board	Membership Criteria section of the Corporate Governance Principles.
Effectiveness

6.	Director	The Corporation's policy with respect to Director education is set out in the
	Education	Education section of the Corporate Governance Principles.

7.	Board Size	The Board of Directors regularly evaluates whether a larger or smaller number of directors would be more effective.

8.	Director	The Compensation Committee annually reviews and recommends the
	Compensation	compensation of independent directors and committee members for approval by the Board.

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9.	Committee	The Compensation Committee and the Audit Committee are composed entirely
	Composition	of unrelated independent directors. The Corporate Governance Committee is composed of a majority of unrelated independent directors.

10.	Corporate	The Board has established a Corporate Governance Committee responsible for
	Governance	the Corporation's approach to corporate governance. The Corporate Governance
	Committee	Committee's charter is set out in the Governance Committee Charter.

11.	Descriptions	Descriptions of the role of the Directors are included in the Corporation's
	and Corporate	Corporate Governance Principles. The role of the Compensation Committee and
	Objectives	the Board in setting corporate objectives which the CEO is responsible for achieving are described in the Corporation's Corporate Governance Principles
and in the Compensation Committee Charter. The Report on Executive
Compensation in this Management Information Circular provides additional details.

12.	Board	The Corporation's structures and procedures to ensure that the Board can
	Independence	function independently of management are described in the Independent Board
Leadership section of the Corporation's Corporate Governance Principles.

13.	Audit	The charter of the Audit Committee is set out in the Audit Committee Charter.
Committee

14.	Outside	Independent Board members are encouraged to consult directly with outside
	Advisors	advisors as required although no formal funding mechanisms are in place. The
Audit Committee has the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties and the Corporation is required to provide appropriate funding as approved by the Board of Directors.

The Board of Directors formally adopted an amended Employee Conduct Policy that applies to all officers and employees of the Corporation at its meeting on March 3, 2003. The Employee Conduct Policy is attached to the Fiscal 2003 Information Circular as Exhibit F.

13. Other Information

The documents referred to or incorporated by reference in this Information Circular including the Fiscal 2004 Annual Report, Fiscal 2004 Financial Statements and MD&A, and Fiscal 2003 Information Circular are available on SEDAR at www.sedar.com or will be provided free of charge to any securityholder of the Corporation upon request to the Secretary of the Corporation at 3100 Steeles Avenue East, Suite 1100, Markham, Ontario, Canada L3R 8T3. Financial information is provided in the Corporation's comparative financial statements and management disclosure and analysis for the year ending January 31, 2004 as contained in the Fiscal 2004 Annual Report.

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DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular have been approved by the directors of the Corporation.

Dated as of April 30, 2004.

Nigel W. Stokes
Chairman, President and Chief Executive Officer

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